United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PUSUSANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

1. Press Release of Dialog Semiconductor Plc dated February 26, 2003: ”Dialog Semiconductor reports fourth quarter and 2002 full year results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                          Date  February 26, 2003          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

1. Dialog Semiconductor reports fourth quarter and 2002 full year results

• Q4 revenues increased from Q3 by 29% to EUR 23.1 million, full year revenues were EUR 77.1 million
• Cash at EUR 31.0 million
• Further ESM recovery of EUR 2.1 million in Q4
• ASSPs (application specific standard products) introduced to the market

Kirchheim/Teck-Nabern, February 26, 2003 – Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported sales of EUR 23.1 million in the fourth quarter of 2002. This is an increase of 29 percent compared to the previous quarter (EUR 17.9 million in Q3). Revenue for 2002 was EUR 77 million, reflecting the overall business situation. Dialog’s investment in research and development has increased to EUR 34 million. This expenditure is financed solely from existing funds and cash flow. The company achieved a net loss of EUR 9 million, resulting in a loss per share of EUR 0.21. Dialog Semiconductor continues to be free from debt and can rely on a solid balance sheet structure. At the end of the reporting year 2002, net cash amounted to EUR 31 million providing sufficient flexibility for future strategic decisions.

Revenues by business sector – wireless communication, industrial, automotive and wireline applications – accounted for EUR 54.7, 13.7, 6.1 and 2.6 million in 2002, respectively. Gross margin increased from 20.8% of revenues in 2001 to 25.6% of revenues for the year ended December 31, 2002. Excluding provisions for excess inventory of EUR 10.7 million in 2001 and of EUR 1.9 million in 2002, the gross margin was 28.1% for 2002 and 31.4% for 2001. General and administrative expenses increased 15.8% from EUR 5.6 million in 2001 to EUR 6.4 million for the year ended December 31, 2002, primarily resulting from legal fees incurred in connection with the acquisition of the CMOS imaging technology and for patent applications filed in 2002. Research and development expenses increased 10.5% from EUR 31.3 million during 2001 to EUR 34.5 million for the year ended December 31, 2002. The increase in research and development expenses was due to costs incurred in assisting key customers in the development of new ASICs and costs incurred in the development of new ASSPs (application specific standard products).

Roland Pudelko, Dialog’s CEO & President, commented, “By introducing our first ASSPs to market in 2002, we have come to a turning point in Dialog’s business and product strategy, focused on delivering standard ICs and modules based on our core mixed signal design competence. Since our product announcement in November 2002, we have already had a significant amount of interest and follow up activity. Our first standard products are CMOS image sensing modules enabling high quality photo imaging and video capabilities to be embedded into next generation mobile phones and personal digital assistant (PDA) products. Our product development program gave us an exciting new announcement in the last two weeks – we introduced a unique new highly integrated audio and power controller for GSM/GPRS cellular phone handsets, developed by Dialog Semiconductor with Intel Corporation.”

The Company’s annual report 2002 is available at www.dialog-semiconductor.com

Consolidated Statements of Operations
(In thousands of EUR,	Three months	Three months
except per share data)	ended	ended	Year	Year
	December 31,	December 31,	ended	ended
	2002 (unaudited)	2001 (unaudited)	December 31, 2002	December 31, 2001
Revenues	23,087	23,756	77,104	100,519
Cost of sales	(18,543)	(16,273)	(57,403)	(79,637)
Gross margin	4,544	7,483	19,701	20,882
Selling and marketing expenses	(1,107)	(879)	(4,149)	(4,054)
General and administrative expenses	(1,893)	(1,395)	(6,447)	(5,569)
Research and development	(9,343)	(8,375)	(34,530)	(31,256)
Amortization of goodwill and intangible assets	(544)	(782)	(1,975)	(3,202)
EBIT, operating profit (loss)	(8,343)	(3,948)	(27,400)	(23,199)
Interest income, net	243	150	1,121	898
Foreign currency exchange gains and losses, net	45	131	(451)	306
Recovery (write-down) of investment	2,082	(42,405)	11,969	(42,405)
Result before income taxes	(5,973)	(46,072)	(14,761)	(64,400)
Income taxes	2,346	16,528	5,472	22,721
Net Income (loss)	(3,627)	(29,544)	(9,289)	(41,679)

Earnings (loss) per share
Basic earnings (loss) per share	(0.08)	(0.67)	(0.21)	(0.95)
Diluted earnings (loss) per share	(0.08)	(0.67)	(0.21)	(0.95)
Weighted average number of shares
(in thousands)
Basic	43,925	43,847	43,888	43,788
Diluted	43,925	43,847	43,888	43,788
Selected Financial Data
EBITDA	(2,666)	105	(10,661)	3,493
EBIT (operating loss)	(8,343)	(3,948)	(27,400)	(23,199)
Cash flow from operations	(5,031)	8,778	(7,596)	15,139
Cash and cash equivalents	31,005	32,626	31,005	32,626
Shareholders equity	148,028	157,706	148,028	157,706
Total assets	166,927	178,443	166,927	178,443
Equity ratio in %	88.7	88.4	88.7	88.4
Capital expenditure	1,430	492	3,872	3,157
Employees (period end)	284	287	284	287

Investor Relations

Corporate Calendar

February 26, 2003: Annual Press and Analysts Conference on Financial Year 2002
April 30, 2003:  Release of first quarter results
May 15, 2003:  Annual shareholders’ meeting
July 23, 2003:  Release of second quarter results
October 22, 2003: Release of third quarter results
Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on standard product and high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com